UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C /A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Row House Publishing Inc.

Legal status of issuer

　Form
　Corporation

　Jurisdiction of Incorporation/Organization
　New Jersey

　Date of organization
　November 3, 2020

Physical address of issuer
196 Long Swamp Rd, New Egypt, NJ 08533

Website of issuer
http://rowhousepublishing.com

Name of intermediary through which the Offering will be conducted
Seed At The Table

CIK number of intermediary
0001808131

SEC file number of intermediary
7-230

CRD number, if applicable, of intermediary
309331

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Equity SAFE amounting to 2% of the dollar amount raised in the Offering through the Intermediary.

Name of qualified third party "Escrow Agent" which the Offering will utilize
FundAmerica, LLC

Type of security offered
Units of CROWD SAFE (CROWD Simple Agreement for Future Equity)

Target number of Securities to be offered
200

Price (or method for determining price)
$300.00

Target offering amount
$60,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$600,000.00

Deadline to reach the target offering amount
December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Zero (0).

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$384.34	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 9, 2021

FORM C

Up to $600,000.00

Row House Publishing, Inc.



Up to 2,000 Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Row House Publishing Inc., a New Jersey Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of CROWD SAFE (CROWD Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $60,000.00 and up to $600,000.00 (up to 2,000 Units of CROWD SAFEs) from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $300.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table LLC (the "Intermediary"). The Intermediary will be entitled to receive a commission 5.0% of the dollar amount raised in the Offering in cash and an Equity CROWD SAFE amounting to 2% of the dollar amount raised in the Offering through the Intermediary. All in, 7% commission (5% commission and 2% commission represented by a CROWD SAFE), related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds (3)
Minimum Individual Purchase Amount	$300.00	$15.00	$285.00
Aggregate Minimum Offering Amount	$60,000.00	$3,000.00	$57,000.00
Aggregate Maximum Offering Amount	$600,000.00	$30,000.00	$570,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   Seed At The Table will receive a commission 5.0% of the dollar amount raised in the Offering in cash and an Equity CROWD SAFE amounting to 2% of the dollar amount raised in the Offering through the Intermediary. All in, 7% commission (5% commission and 2% commission represented by a CROWD SAFE), related to the purchase and sale of the Securities.

(3)   This excludes the value of the Crowd SAFE provided to Seed at the Table.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://rowhousepublishing.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or

Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 9, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NONE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://rowhousepublishing.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Row House Publishing Inc. (the "Company") is a New Jersey Corporation, formed on November 3, 2020.

The Company is located at 196 Long Swamp Rd, New Egypt, NJ 08533.

The Company's website is http://rowhousepublishing.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Row House is a disruptive publishing company offering a new model to publish non-fiction books in the spaces of wellness, social justice, health, psychology, memoir, fertility, LGBTQIA+, and other genres honoring and authored by marginalized peoples.

Seeking to solve the traditional publishing problem of high overhead and high risk, Row House offers a new model for publishing that supports authors with a unique and disruptive approach; the 40/40 model. Every author is offered the same terms, a $40,000 advance ($20,000 upon signing and $20,000 upon delivery & acceptance) with a 40% royalty profit share, leveling the playing field for all authors while providing support across editorial, marketing, social media, and more.

Founded by author and publisher Rebekah Borucki, Row House recognizes that the power of and interest in BIPOC and justice-centered storytelling is not a phenomenon; it is the future of bookselling and entertainment. The combined buying power of Blacks, Asian-Americans, and Native Americans is estimated to be $2.4 trillion. The nation's Latin community command $1.5 trillion in spending power—larger than the GDP of Australia. And yet, as of 2018, 79% of all publishing professionals were white, as were 90% of all published authors.

The Offering

Minimum amount of Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) being offered	200
Total Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	200
Maximum amount of Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity)	2000
Total Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	2000
Purchase price per Security	$300.00
Minimum investment amount per investor	$300.00
Offering deadline	December 31, 2021
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company, and our business model currently focuses on acquiring, publishing, and distributing quality non-fiction books in the spaces of wellness, social justice, health, psychology, memoir, fertility, LGBTQIA+, and other genres honoring and authored by marginalized peoples, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately February 2022, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and content.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of New Jersey on November 3, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our

proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kristen McGuiness and Rebekah Borucki who are Vice President and President of the Company. The Company has or intends to enter into employment agreements with Kristen McGuiness and Rebekah Borucki although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kristen McGuiness and Rebekah Borucki or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kristen McGuiness and Rebekah Borucki in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Kristen McGuiness and Rebekah Borucki die or become disabled, the Company will not receive

any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we

have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Securities, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the "Valuation Cap" results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an EXAMPLE, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

Changes in government regulation could adversely impact our business.
The content industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our literary content and publishing business is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our literary content and

publishing businesses are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new content formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new content consummation and delivery formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized

copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire literary content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute written content, literature, and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in content before learning the extent to which it would earn consumer acceptance.

Risks Related to the Securities

The Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity). Because the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Row House is a disruptive publishing company offering a new model to publish non-fiction books in the spaces of wellness, social justice, health, psychology, memoir, fertility, LGBTQIA+, and other genres honoring and authored by marginalized peoples.

Seeking to solve the traditional publishing problem of high overhead and high risk, Row House offers a new model for publishing that supports authors with a unique and disruptive approach; the 40/40 model. Every author is offered the same terms, a $40,000 advance ($20,000 upon signing and $20,000 upon delivery & acceptance) with a 40% royalty profit share, leveling the playing field for all authors while providing support across editorial, marketing, social media, and more.

Founded by author and publisher Rebekah Borucki, Row House recognizes that the power of and interest in BIPOC and justice-centered storytelling is not a phenomenon; it is the future of bookselling and entertainment. The combined buying power of Blacks, Asian-Americans, and Native Americans is estimated to be $2.4 trillion. The nation's Latin community command $1.5 trillion in spending power—larger than the GDP of Australia. And yet, as of 2018, 79% of all publishing professionals were white, as were 90% of all published authors.

Business Plan

Attached as Exhibit C.

History of the Business

Row House was formed and incorporated in November 2020. We have yet to publish our first books or engage in any income-generating activity. However, we have signed author agreements with six authors to license the publishing and distribution rights to their non-fiction books in 2022. We anticipate that the first of the six books will be released in January 2022, and we will begin to receive income sometime in the summer of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
publishing	contract authors to print and publish their books for distribution	bookstores and retailers who sell books
book sales	books for adults and children	online consumers
educational programs	in-person and virtual programs	adults interested in learning how to write books and book proposals

We have no new products in development.

We sell our products through contracted third-party wholesalers and retailers, and also directly to the consumer through our website.

Competition

The Company's primary competitors are Hay House Publishing, Berrett-Koehler Publisher, Sounds True, HCI Books, The New Press.

We compete most directly with other publishers in the wellness space. We also compete with other publishers committed to social justice and publishers of more traditional genres, such as spirituality and trade non-fiction. General competition in the book publishing industry includes companies owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices, or increasing promotional activities. Demonstrating the quality and value of our products are the critical factors for the success of our company. In addition, there is no independent publisher with a dual focus on wellness and social justice. Some wellness publishers have attempted to bridge the space (like Berrett-Koehler) but have only done so as an afterthought in the wake of recent civil unrest. There is currently no publisher created by people of color that recognizes how social justice and wellness are intersectional or how one cannot happen without the other.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. Although most components essential to the Company's business are generally available from multiple sources, we are currently in contract with Simon & Schuster to manage our distribution and sales to meet potential sales demand, with an anticipated commencement timeframe of January 2022.

Our customers are individual consumers of our content and advertisers eager to connect with such consumers, online and brick and mortar independent and chain booksellers, schools (grades K-8 public, private, and public charter), and other academic institutions. Row House's publisher and authors all have loyal readerships and online followings who are natural customers. Between the first six authors and publisher Rebekah Borucki, Row House has access to over 1 million Instagram followers upon launch, in addition to a what we believe to be a significant network of influencers, bestselling authors, and celebrities who will be promoting the books and house to their networks.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90691935	Class 16: Printed materials including children's, adult, and young adult fiction and non-fiction books; textbooks; card decks; flash cards; workbooks; coloring books; and graphic novels Class 41: Book publishing; in-person writing and personal development workshops and associated digital and print materials; book- and publishing-related community events, fairs, and seminars and associated digital and print materials; online pre-recorded non-downloadable and live guided writing and personal development programs and associated digital and print materials; business, social media, writing, platform, and branding group and individual coaching	Row House Publishing	May 5, 2021		United States

Company has filed for the above trademarks in two classes on a 1(b) intent to use basis.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its U.S. operations in the areas of book publishing and intellectual property ownership.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 196 Long Swamp Rd, New Egypt, NJ 08533.

The Company currently conducts business throughout the United States but anticipates global distribution for its content.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$3,000	5.00%	$30,000
General Working Capital	95.00%	$57,000	95.00%	$570,000
Total	**100.00%**	**$60,000**	**100.00%**	**$600,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If less funds are needed for working capital, more funds will be used to support book advances.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Rebekah Borucki is the sole director of the Company.

- President, Row House Publishing, Inc.
    - Managing general operations
- Self-employed book coach and social media content creator
- Independent contractor/author, Hay House, Inc.
- President, Wheat Penny Press, Inc.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Rebekah Borucki is the sole officer of the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero (0) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	10,000 (with 6,000 of such common stock shares issued to founders and officer of the Company and 4,000 shares held in reserve for issuance to future advisors, consultants, and investors)
Voting Rights	10,000
Anti-Dilution Rights	NONE
How this security may limit, dilute or qualify the Units of CROWD SAFEs issued pursuant to Regulation CF	Securities converted from the Units of CROWD SAFEs will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering of convertible securities).	100% (93% if all convertibles and redeemable instruments are converted/called)
Other Rights	Common Stockholders have the same rights as typically associated with New Jersey corporations.

Type of security	Convertible Notes
Dollar Amount outstanding	$222,611
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Units of CROWD SAFEs issued pursuant to Regulation CF	Securities converted from the Units of CROWD SAFEs will be subject to dilution if/when the Convertible Notes convert into equity securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities). **	6.5%
Additional Terms	$4,000,000 Valuation Cap

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.

** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Debt

The Company has no debt outstanding exclusive of the above convertible notes which are considered equity securities due to the likelihood of their future conversion (though not guaranteed).

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Amount Raised	Use of Proceeds	Offering Date(s)	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	19	$222,611	Author advances, freelance contractors for branding,		Section 4(a)(2)

			artwork, and editorial services.		

Ownership

The Company is solely owned by Rebekah Borucki and Kristen McGuiness.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Stock Class	Percentage Owned Prior to Offering
Rebekah Borucki	COMMON STOCK	50%
RESERVED	COMMON STOCK	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: advances for authors, editorial and marketing services, printing and distribution for first six published book titles. We do not anticipate generating revenue until July 15, 2022. The first book will be released in mid-January 2022, and it would be at least six months before we begin to collect revenue from the sales of that book.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: the launch of company in order to increase visibility and participation in literary communities, editing and publication of first three titles with launches prepared for final three titles of 2022, acquisition of six of the 12 titles anticipated for 2023.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds," which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $130,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company has received $297,271.43. This includes $222,611.00 in convertible promissory notes. $74,660.43 was contributed in the form of non-charitable donations through PayPal, Venmo, Cash App, Zelle, and GoFundMe. These non-charitable donations were solicited through social media and collected for the express purposes of funding the Company on a donation/ non-secutities offering basis.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will be responsible for printing, shipping, warehouse, and distribution costs for forthcoming titles, in addition to any editorial or marketing costs incurred in book publication process.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,000 of Units of CROWD SAFEs (CROWD Simple Agreement for Future Equity) for up to $600,000.00. The Company is attempting to raise a minimum amount of $60,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $600,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with FundAmerica, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $300.00.

The Offering is being made through Seed At The Table, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Equity SAFE amounting to 2% of the dollar amount raised in the Offering through the Intermediary. All in 7% (5% commission and 2% in units of SAFE).

Transfer Agent and Registrar

The Company will not use a transfer agent.

The Securities

We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering, our authorized capital stock will consist of 10,000 shares of common stock, of which 10,000 common shares will be issued (with 4,000 of such 10,000 shares being held issued to the Company to be held in reserve by the Company).

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company currently has a shareholder/equity holder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Property, Goods or Services
Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rebekah Borucki
(Signature)

Rebekah Borucki
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rebekah Borucki
(Signature)

Rebekah Borucki
(Name)

President
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Business Plan
Exhibit D   Form of Security

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Business Plan

EXHIBIT D

Form of Security



Row House Publishing, Inc. (the "Company") a New Jersey Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short year ended December 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Row House Publishing, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 1, 2021

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2020
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Related Party Payable	364
Total Current Liabilities	364
TOTAL LIABILITIES	364
EQUITY	
Accumulated Deficit	(364)
Total Equity	(364)
TOTAL LIABILITIES AND EQUITY	-

Statement of Operations

	Short year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Startup Costs	364
Total Operating Expenses	364
Net Income (loss)	(364)

Statement of Cash Flows

	Short year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	(364)
Net Cash provided by (used in) Operating Activities	(364)
FINANCING ACTIVITIES	
Startup costs paid by founder	364
Net Cash provided by (used in) Financing Activities	364
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance 11/3/2020 (inception)	-	-	-	-	-
Issuance of Common Stock	6,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(364)	(364)
Ending Balance 12/31/2020	6,000	-	-	(364)	(364)

Row House Publishing, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Row House Publishing, Inc ("the Company") was formed in New Jersey on November 3rd, 2020. The Company plans to earn revenue by publishing and distributing adult trade and children's literature. The Company's customers will be located throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years. The Company's tax return is currently on extension.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company accrued $364 in startup costs paid on behalf of the founder. The amount accrues no interest and is due at the discretion of the board of directors.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with no par value per share. 6,000 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 1, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT B – THE OFFERING (SCREENSHOTS)

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Row House Publishing, Inc.
Row House is a disruptive publishing company offering a new model to publish non-fiction books in the spaces of wellness, social justice, health, psychology, memoir, fertility, LGBTQIA+, and other genres honoring and authored by marginalized peoples.
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Discussion



Prepared by:

Rebekah Borucki

rebekah@rowhousepublishing.com

Kristen McGuiness

kristen@rowhousepublishing.com

Table of Contents

About Row House

In 2020, every industry, entertainer, and public brand was forced into an unexpected reckoning. Of course, we've all known for a long time that business as usual was leading to portentous consequences. But within the space of six months, we saw the realization of those fears: a global pandemic, racist brutality, and treason in DC. These momentous events didn't appear out of thin air. They were all the effects of a system that places profits before people, income over equity, and the tragic belief that America was once great and is now broken.

The truth is America has always been broken. It was just that 2020 called upon each of us to ask ourselves, how can we help fix it? Row House was born from that question. Over the last year, we have seen how some of the biggest names in publishing continue to perpetuate the lies and values of systemic racism and inequality. Like the social, economic, and political systems that shaped it, big publishing has big problems.

What no longer works begs to be torn down, revolutionized, and reimagined. And also, re-commodified. **We recognize that the power of and interest in BIPOC and justice-centered storytelling isn't a phenomenon; it is the future of bookselling and entertainment.** The combined buying power of Black, Asian-American, and Native American consumers is estimated to be $2.4 trillion. The nation's Latin-American community commands $1.5 trillion in spending power—larger than the GDP of Australia. And yet, as of 2018, 79% of all publishing professionals were white, as were 90% of all published authors. But publishing doesn't need to be "fixed;" it needs to be disrupted and dismantled.

Row House is that disruption and a new way to publish. Our founders are also authors who believe in putting the author first, front, and center. We believe in equity and activism and that books—and the culture around them—have the potential to transform the universal conversation around what it means to be human**.**

Row House is raising the volume on voices that matter.

To that end, Row House is creating a new model that supports authors from diverse backgrounds—ethnic, racial, economic, orientation, and identification—from day one. By offering the same terms to every author, a $40,000 advance with a 40% royalty share after plant and edition costs, we are not only disrupting the economics of book publishing but are leveling the playing field for all authors.

Founder Rebekah "Bex" Borucki established Row House in late 2020 after leaving her former publisher. Their lack of interest in serving communities beyond what their CEO called "an affluent audience" led Rebekah to make it her mission to create something new. She is building a house at the intersection of personal development and social justice, a refuge for creatives living in the margins.

She chose to call it Row House in tribute to her humble beginnings of growing up in a brick row house in a working-class town in New Jersey. Rebekah knows that though these modest homes might look alike on the surface, each home—like a book—contains its own unique personality, story, and brand of magic.

Row House's innovative model offers equitable publishing deals (the 40/40 model) and a team that coaches, supports, and helps authors develop the best platform, community, and campaign to share their work. As a result, Row House attracts both the established author seeking more substantial royalty returns and the emerging author in need of a more reasonable advance to fund their marketing efforts, grow their platform, and engage a larger audience.

Row House is unique, viable, sustainable, and competitive, not only against independent publishers but with some of the biggest institutions in publishing. Row House has made a strategic effort to lower risk (through fixed advances, sustaining foreign rights when able, and releasing three lead titles in 2022 – in January, May, and November), which will result in an anticipated profit in the first year.

As we have seen in the last year, there is an increasing demand for justice-centered storytelling. The NYT bestseller list has been dominated by such titles as *How to be an Antiracist*, *White Fragility*, *Hood Feminism*, *Me and White Supremacy*, *Caste*, and *So You Want to Talk About Race*, amongst others. Row House's list will showcase authors from the social justice and wellness spaces who recognize wellness is for all. Through our authors, we intend to create a movement around how publishing works—highlighting the need for more diverse voices but also more fair, equitable, and transparent business practices.

Our roster of 2020 books includes:

- **The Altar Within** by Juliet Diaz (January 2022) – Juliet is already a bestselling author who has sold over 70,000 copies of her last book. The Altar Within is her most commercial book yet and is born from the work within her large and loyal community (over 400K followers on IG).
- **The Antiracist Business Book** by Trudi Lebron (March 2022) – DEI business coach Trudi Lebron is writing *the* business book for an equitable, antiracist world, building on her 7-figure business coaching practice and popular podcast.
- **Heal Your Way Forward** by Myisha T Hill (May 2022) – Recognizing the healing needed across all races led Myisha to create Check Your Privilege (with over 700K followers on IG). In this important book, Myisha offers what is at the heart of authentic activism: the desire to heal our descendants seven generations forward.
- **Tarot for Pregnancy** by Brittany Holt-Carmona (July 2022) – From tarot reader and full-spectrum doula, Brittany "the Birth Witch" Holt-Carmona comes the ultimate tarot guide for radical expectant mothers and the new must-have gift at baby showers everywhere.
- **Brown Enough** by Chris Rivas (September 2022) – From actor, activist, and *NYT* contributor Chris Rivas comes a memoir that forces all people to better see, understand, and challenge the ideas about who gets to participate in the most consequential

conversations of our time.

- **Are We Free Yet?** by Tina Strawn (November 2022) – Tina Strawn created Speaking of Racism (with over 60K followers on IG) as a safe space to talk with some of the most prominent antiracism activists of today. She realized that as a Black queer woman on a journey to liberation, everyone is just trying to find a home where they belong. Are We Free Yet? is a tactical and emotional guide to healing, activism, and celebration (what Tina calls "Eat, Smoke, Dance").

Whereas traditional publishers frequently identify social media as an accessory to their marketing, Row House identifies it as our primary tool. Instead of expensive ad budgets or complicated PR strategies, Row House will work with our authors to build scalable, inventive marketing strategies that best mobilize their vast connections and communications to build the earned media needed to make a bestseller. Row House has already engaged Rebellious PR to help us launch the Row House brand and establish the company as a new and disruptive competitor in the publishing industry.

But Row House also recognizes where established systems can provide amplification to our authors and brand, which is why we have partnered with Simon & Schuster for sales and distribution. We are also hiring a traditional book publicist to build individual PR strategies for each book and ensure Row House's presence in the literary world and amongst the literary trades.

Bringing together a diverse publishing council, Row House leads with a formidable team of publishing, marketing, antiracism, and personal development experts. This council will guide Row House's strategy and form the initial publishing list launching in January 2022 with bestselling author and popular online influencer Juliet Diaz. **Through this new publishing model, along with commitments from established and emerging diverse talents, Row House is committed to a future that is at once profitable and equitable.**

About Rebekah "Bex" Borucki

 Rebekah "Bex" Borucki is the founder and President of Row House. She is also the founder of BexLife® and the Blissed In® wellness movement, which has launched a series of successful media endeavors, including books, a TV show, and a dedicated coaching community. And finally, Rebekah is a mother of five, meditation guide, birth doula, and publisher and author of books for big and little readers. In addition to creating and launching Wheat Penny Press in 2019, her publishing imprint for diverse children's literature, Rebekah served as a mentor for Hay House's US Diverse Wisdom Initiative.

As a mentor to creative healers, Rebekah guides her clients to create books and brand presences from the ground up and the heart outward. She has coached and mentored diverse authors and creatives to build authentic communities to serve more clients and enhance their platforms, despite systemic barriers. As a result, her clients have received publishing contracts with major houses like Simon & Schuster and Hay House. Rebekah's books are published by Hay House, the Quarto Publishing Group, and Wheat Penny Press.

Rebekah has taught meditation as a profound act of self-care that can be executed effortlessly and effectively to hundreds of thousands of individuals online and in live workshops for more than a decade. Rebekah's mission is to make mental-health support and stress-management tools accessible to all.

Rebekah recently launched the W.P.P. Little Readers Big Change Initiative, Inc. This publicly funded 501(c)(3) nonprofit provides free books, mental wellness tools, author visits, and writing workshops for students in grades PreK-8, public libraries, and community organizations.

Book Coaching Practice

As a mentor for the Diverse Wisdom Initiative, Rebekah helped develop the US program, coaching Black and brown personal development experts through the process of writing their first books, developing a marketing strategy, and building authentic audiences to support their publishing initiatives. Two of her mentees won Hay House contracts, making her the only mentor to coach winning authors in the program's first year. Through this process, Rebekah developed her book coaching practice, Blocked 2 Book™, in which she has helped authors with editorial support, marketing strategies, and sales. Both experiences have offered Rebekah a unique perspective on the book publishing market and its treatment of BIPOC authors.

Wheat Penny Press



Rebekah founded the independent publishing imprint, Wheat Penny Press, in 2019 to help change the world of children's books by providing opportunities to diverse authors telling diverse stories. Since its founding, WPP has published six children's books including four books in the hit "Big Messy" book series authored Rebekah Borucki and illustrated by Instagram influencer and artist Danielle Pioli. To date, Wheat Penny Press has sold over 35,000 copies of its books, which includes a renewing contract with K12.com, an online public charter school. K12 licensed Wheat Penny Press's first book, *Zara's Big Messy Day (That Turned Out Okay),* for their national second-grade curriculum. Row House will assume Wheat Penny Press in Fall 2021, providing a children's imprint for young, socially conscious readers and their grownups.

Support of Publishing Professionals and Digital Influencers



Rebekah is launching Row House with the support of long-term publishing professionals, including Vice President and Editor-at-Large **Kristen McGuiness**. Kristen has worked in the book publishing industry for over twenty years, in editorial with Simon & Schuster, Harper Collins, and Free Press, and the publishing office of Judith Regan. She began her career as a book publicist for St. Martin's Press and has worked for the last ten years with various publishing houses as a ghostwriter, editor, and book coach. She is also the bestselling author of *51/50: The Magical Adventures of a Single Life* and has been featured on the "Today Show" and in *USA Today*.

Throughout the development process, Row House's model has been vetted by several industry leaders in Kristen's network, including CFO and COO of Simon & Schuster, Dennis Eulau. He has been critical in helping Row House create realistic three-year projections for the company.

As a popular personality with a large, engaged following in her own right, Rebekah is connected to a wide array of artists, writers, personal development, and antiracism leaders who will join the list of Row House supporters. A shortlist of Rebekah's friends and collaborators include Rachel Cargle (IG:1.8mil), Rachel Ricketts (IG:230K), Monique Melton (IG:305K), Rachel Brathen (IG:2.1mil), Jennifer Pastiloff (IG:89K), Jenn Racioppi (IG:80K), Robyn Youkilis (IG:91K), Diane Sanfilippo (IG:111K) and Layla F. Saad (IG:720K

> "After a lifetime of embodying difference, I have no desire to be equal.
> I want to deconstruct the structural power of a system that marked me out as different.
> I don't wish to be assimilated into the status quo.
> I want to be liberated from all the negative assumptions that my characteristics bring.
> The same onus is not on me to change. Instead, it's the world around me."
>
> — Renni Eddo Lodge
> author of *Why I'm No Longer Talking to White People About Race*

A New Model: C.R.E.D.

In 2020, it became clear that there was no publisher equally committed to supporting authors while also honoring antiracist and inclusive principles. As both a mentor with the Diverse Wisdom initiative and an author at Hay House, Row House founder Rebekah Borucki saw first-hand how modern, traditional publishing struggles with building equity and alignment with diverse authors.

This problem has become even more prevalent in the larger publishing houses. With the recent purchase of Simon & Schuster by Penguin Random House (owned by the Bertelsmann Company), author equity is further threatened.

The Author's Guild writes, "The history of publishing consolidation has also taught us that authors are further hurt by such mergers due to editorial layoffs, canceling of contracts, a reduction in diversity among authors and ideas, a more conservative approach to risk-taking, and fewer imprints under which an author may publish."

Row House's **C.R.E.D** commitment articulates the values at the core of our business plan—**Community**, **Responsibility**, **Equity**, and **Disruption**. Unfortunately, the old way isn't working. Traditional publishing is missing the mark on justice, equity, and even profit. Ours is a commitment to support authors from diverse backgrounds from day one. We have identified the problems and devised a plan to do publishing better.

Community

Row House is committed to building and practicing principles of community organization, feedback, and safeguarding. By being an authentic part of the communities from which our authors come, Row House will ensure a loyal and engaged audience and be a leader in helping to amplify voices, concerns, and conversations reflecting diverse experiences.

Their problem: Lack of community

Traditional publishing leaves authors stranded on deserted islands, left to develop and execute their book launch strategies independently, with little to no marketing support. Some publishers get it right—almost. Both Hay House and Sounds True, leaders in the personal development space, have large social media followings, online programs, and in-person events that offer their authors opportunities to promote their work and connect with new readers. But traditional publishers market to very narrow (and aging) segments of the population that exclude fresh talent and fresh ideas.

Row House's solution: We are the community

Row House isn't born from a corporate model trying to engage a community. We are a diverse community that is challenging the corporate model. By breaking down barriers to access, Row House is already an authentic community of bestselling authors, influencers, activists, community organizers, and publishing professionals dedicated to creating a new model which is at once profitable, equitable, and disruptive.

To that end, Row House intends to use its already established tools to build community and amplify diverse voices, including:

- **Disruptive social media campaigns:** Inspired by the activism of our publishing council members, Row House will continue to use and help authors develop unique and empowering content which challenges the status quo and amplifies community needs.

- **Online programming:** From platform building to writing courses, Row House will develop and deliver free and paid courses to community members to help them build their own communities and stories.
- **Live interactive events:** Once we can return safely to in-person events, Row House will establish annual conferences as well as smaller local events to bring together authors, activists, influencers, and members of the community for deeper conversation.

Row House is committed to being a living, breathing example of how publishers can create *with* their readers, not just *for* them.

Their problem: Outdated marketing strategies

Traditional publishers are still lagging in securing engaged and impactful social media presences. As a result, their social media engagement attempts are typically developed from the outside, as part of a marketing strategy, instead of being an organic build of content, community, and online connection.

Row House's solution: Row House has a permanent address on social media

As many Row House founders and first-year authors already have established platforms, mailing lists, and media networks, we understand how to DIY our way across social media to build authentic, loyal, and responsive communities. And for the last decade, Rebekah and her team have seen how social media has been integral to building personal development communities. Collaborating with like-minded individuals and influencers within and outside of the Row House shingle, Row House is building ground-breaking social media campaigns that prioritize community over competition. These campaigns are creating digital footprints far beyond the Row House brand, connecting our authors to other content creators, media opportunities, and influential circles to promote and discuss their works.

Unlike traditional publishing's outside approach to marketing, Rebekah will utilize her vast social media connections to support authors in organically developing their audiences and growing their platforms to deliver their books to the people who want and *need* them most.

Our Opportunity: Through community building, Row House will have to invest less to achieve more through collaborative and supportive relationships. Already, Row House has received over $300,000 in fundraising through our personal networks and recently partnered with Seed at the Table, an independent crowdfunding platform, to raise the remainder of the first-round funding needs. Row House has also received pro bono legal and publicity efforts because of the deep belief in our work. Row House understands that there is a way to re-commodify community, not one that exploits the people for their resources but asks them to participate financially in a greater cause.

Responsibility

We are responsible. Not just for our actions but for our authors, too. Our agreements reflect Row House's commitment to upholding a moral and ethical duty to our communities and their members. We recognize that amplifying the most ignored voices requires establishing a safe space for those authors to share their message, a community that respects their identities, histories, and perspectives.

Their problem: Ingrained practices that serve the few and neglect too many

Traditional publishing is populated by a lot of professionals and industry insiders that have been in the business for decades. And that community doesn't reflect the demographics of our population. 79% of the overall publishing industry (including executives, sales, marketing and publicity, and reviewers) is white. It's also 89% straight/heterosexual, 96% non-disabled, and 99% cisgender.

Here's why these stats are important: Having only one specific group of people steering the ship allows for a very narrow viewpoint for making big, important decisions responsible for the careers, stories, and dreams of anyone outside of those demographics. And those currently at the helm don't always understand the importance of providing opportunities to diverse creators. In some cases, it's because they don't want to understand. Consequently, the chances for young talent and new voices to take key positions are scarce. The same goes for opportunities for authors. Because traditional publishers keep their circles small and recruit in-network, the industry struggles to innovate.

Row House's solution: Change It Forward

Through powerful partnerships, innovation is born. Together, we will guide our authors to success and let them guide us in the process. In contrast to most publishers, the editorial process will begin with content development. This approach helps authors shape their books alongside their platforms, giving them the freedom to develop their creative process while providing editorial, marketing, sales support, and feedback from day one.

We look at our publishing agreement as a relationship, not a contract. Through this partnership, Row House will build our product opportunities to include more than books. Merchandising, writing courses, publishing programs, and other community engagement activities will provide additional revenue and a more significant place in the writing and literary communities. Row House is a community within itself, training authors to become mentors to others and building in support systems so that all authors receive:

- Deep content and development collaboration
- Immediate social media training and support (well before launch)
- Robust and analogous marketing and publicity strategies
- Mentorship and collaboration opportunities with established authors within and outside of the Row House brand

Row House will also build a community of authors committed to growing the ranks of diverse authors, from personal development to adult trade to children's literature.

Their problem: Gatekeeping

Big publishing is entrenched in old systems and veteran professionals who have been in the business since that model was initially developed. Stuck in a system of gates and gatekeepers that keep new, exciting talent out of reach, the system is protected by those who most stand to profit from it and fear disruption might rock the boat… and their revenue.

Row House's solution: Removing barriers to connect with a broader pool of talent

Row House removes the many barriers to entry by allowing authors to submit proposals and manuscripts to our editorial department directly and curating talent based on content and not necessarily platform. In addition, Row House can remain financially nimble due to its low-investment model around advances. By establishing an equitable agreement for all (at a significant reduction in expense), we can remove those barriers without as great a risk to revenue. Row House is also committed to publishing and promoting authors identifying as People of Color, LGBTQIA+, and disabled. Through these diverse networks, Row House is building relationships that not only support the publishing and sales of our list but are part of creating meaningful dialogue and connections between current authors, prospective authors, publishing professionals, readers, activists, and the larger literary world.

Our Opportunity: As part of our agreements with authors, we have already removed the standard non-disparagement clause. Row House is committed to maintaining our integrity and commitment to the communities we are working to amplify. To that end, we anticipate less costly mistakes and reversals as other publishers, building our ethics into our economics. We believe that this new way of doing business will shift the narrative between the publisher and content creator and engender more productive and profitable business relationships. We will create and build more business opportunities through these relationships, including more extensive community partnerships, licensing agreements, live workshops, and branded programming. We believe that trust is the foundation of all good and profitable collaboration.

Equity

From its inception, Row House has been committed to developing a model which would allow for greater equity, transparency, and profit for our authors. While company revenue has remained paramount, Row House identified a way to offer authors more stake in the company and their books while reducing our initial investment. Through this model, Row House will better support emerging authors while rewarding our lead titles.

Their problem: High overhead and high risk

Conventional wisdom would have one believe that a contract that gives one party a 90% share on royalties would incentivize that party to promote the product as far and wide and often as they can. But the reality is the outsized investments in advances and the inequitable distribution of support and marketing make for enormous risk and tempered vision.

Row House's solution: The revolutionary 40/40 model

We keep our speculative costs low while giving our authors what they need to succeed. With our disruptive 40/40 model, each author will receive $40,000 ($20,000 upon signing and $20,000 upon delivery & acceptance). This payout structure allows us to hold on to more capital during a book's development phase and share a more attractive royalty split from earned profits. And the funds will enable authors to launch their book platform with greater financial ease while being coached by Row House's team on building community, leveraging social media, creating content, and growing earned media in traditional and digital markets.

Their problem: Lack of transparency in publishing deals and support

As many discovered in 2020, publishing deals look enormously different for different authors, especially those of color or those belonging to other marginalized communities, whose advances and publishing support have historically been much lower than their white and CIS-gendered peers. Last year, the hashtag #PublishingPaidMe went viral on Twitter as authors exposed their advances. This campaign showed a shocking disparity between what Black vs. non-Black authors receive. In a Google spreadsheet that collected 1200+ responses, 122 writers claimed they received over $100,000 for their advance. Of these writers, 78 identified as white, and only seven as Black. This gaping disparity highlighted how Black writers are often underpaid or not given the same opportunities as their white counterparts.

Row House's solution: Equity is the road to unity

We can't be free until everyone is free. For Row House, we believe that transparent agreements, operations, and decision-making benefit everyone in the venture and the industry. By creating equitable business agreements and providing the same level of marketing, publicity, and sales support to each book, we can profitably launch our lead authors while also helping to grow our emerging and mid-list talents. Through this process, we offer a new model for publishing, one in which each author gets the time, attention, financial support, and energy they need to make their book a success.

Our Opportunity: The 40/40 split isn't just equitable; it's profitable. By lowering the amount expended for advances, Row House can keep more in our reserve and make the return to investors quicker. In addition, whereas most traditional publishers often offer advances in the six- to even seven-figure range, Row House will keep our initial investments small while monetizing more elements of the publishing process—workshops, courses, card decks, and other merchandise.

Disruption

Like all systems, book publishing is ready for disruption. As publishers continue to profit from harmful and violent perspectives, there is a resounding call for a publisher born from the community, for the community—one that speaks the people's language.

Their problem: Old ways repel new leaders

Justice-minded, progressive authors want to work with companies that align with their visions and values. For much of traditional publishing, activists and influencers have felt that their ideas were not valued, and that publishing provided support without a larger vision for their community.

Row House's solution: Our authors are the leaders

We have already secured leading thinkers and activists in the wellness and social justice spaces. Bestselling author Juliet Diaz (who has been courted by major publishers since leaving Hay House) and activist and author Myisha T Hill (founder of Check Your Privilege with 700K followers on IG) have signed on as authors and Faith Investors. Both authors committed to Row House because of their ability to help shape and disrupt conversations about book publishing and amplifying voices with vision. Row House is launching six new titles in 2022 by rising literary stars offering a cultural snapshot of the kinds of voices we hope to amplify. The first class of Row House authors are (in addition to Juliet Diaz and Myisha T Hill): antiracism educator and business coach Trudi Lebron, pleasure activist and antiracism facilitator Tina Strawn, actor and activist Chris Rivas, and doula and tarot reader Britney Carmona-Holt.

Their problem: Their conversation is ending

Though many publishers have attempted to respond to more diverse markets, the attempts have often felt superficial (i.e., opening a social justice imprint in the wake of 2020 civil unrest). As more conglomerates are solidified, there is less opportunity for disruption and real change. The system is too big, too entrenched, and too old to move with the swiftness that progress demands.

Row House's solution: Ours is just beginning

At Row House, we intend to help lead the new conversation. Our books, workshops, conferences, and communications set us apart as not just another book publishing company. Though books are our focus, we intend to create a brand that harnesses the power of all communities by offering them a real voice and a seat at a new table. We hope to be part of building that table by disrupting the old system and providing silenced voices with a megaphone to the public. We are more than just a book publisher. We are a fresh dialogue, creating a space for authors, activists, academics, healers, and organizers to come together to envision a new future for books and the movements they have the power to inspire.

Our Opportunity: Our disruption starts at the bottom line. With profit in the first year and returns to investors beginning in Year One, Row House upends the traditional business structure. Though we intend to maintain a healthy reserve and satisfied investors, our goal is to create a movement unlike any other in book publishing, a home for the disenfranchised and a platform for healing. Through our courses, workshops, books, merchandise, and other revenue channels, Row House will tap into the robust BIPOC economy while building brands that reach all readers, thinkers, and activists. We will lead the new conversation in book publishing, helping to amplify voices that matter and disrupting the business behind their amplification.

Organizational Structure



Row House Publishing Council

The corporate leadership of Row House is the President, Vice President, and four faith investors. The faith investors support the publishing house's creation and development and launch the initial publishing list as authors themselves. Together, the council will establish the financial, governance, production, editorial, and marketing strategy for Row House.

Faith Investors

The faith investors are established authors and publishing professionals who will help launch Row House. As part of their participation:

- They will help create the publishing model and establish the sales, marketing, and editorial processes for Row House.
- They will help develop the author's community, including coaching, courses, and membership, and help scale the coaching program as the company grows.
- They will support funding efforts and provide feedback and support in developing HR policies, staffing, and professional development.
- They will provide input and consultation on the creative vision, including initial launch lists and future imprints.
- They will be brand ambassadors for Row House, helping to announce its arrival and impact within all communities.

The faith investors will not invest money but rather time, wisdom, and community, receiving an equity stake in the company in return. To date, three faith investors have joined Row House: bestselling author Juliet Diaz, activist and author Myisha T Hill, and antiracism and impact coach Trudi Lebron.

More on the Authors First Approach

Row House is committed to putting authors first—in how we support and prepare authors in the editorial, marketing, and sales of their books, as well as through equitable and transparent financial agreements. Three main principles ground this commitment:

The 40/40 Investment

Row House is committed to equity, which is why we believe in flat advances and generous royalties. Each author will receive the same 40/40 investment:

- $40,000 advance
- 40% royalty rate

Through this standardized publishing deal structure, authors will receive significantly more income from their sales while receiving advances that help them write their books. Also, Row House will offer standard sub-rights splits (50/50) unless otherwise negotiated with the author. We will again partner in comprehensive strategies: support and development for subsidiary projects, including merchandising, opportunities for film and TV, digital media, and other book-related endeavors.

Row House has already established a community of committed authors attracted to receiving more ownership of their profits and brand while supporting emerging authors. Through the 40/40 investment, Row House will attract both established authors looking for more long-term and consequential profit and emerging authors for whom most publishing deals would offer significantly smaller advances, royalties, and support.

The Community

Outside of the 40/40 investment, the Row House community will be another crucial piece in attracting and keeping successful authors. This isn't publishing as usual. Row House will be bringing the best of traditional book publishing—the editorial support, the distribution and sales network, the co-op placement at B&N—with the personal and professional development of the coaching community. Upon signing, authors will be brought into a supportive learning community, where they will have access to online courses, live mentoring, and platform support to help launch their books. Authors will have more control over their brand and marketing and receive intimate support rarely offered to most authors. They will work with the creative and coaching teams from day one to begin building toward their launch, developing a marketing funnel, and creating unique offerings to build an audience for their services and products.

The Row House Community will provide interpersonal connections, helping authors to support one another in the publishing journey and ensuring that each author's success reinforces the other. Through this engagement, authors will be prepared to create successful launches and maintain long-term sales.

Sustainable Profit

Currently, most trade publishers offer a 10% royalty rate with a mind-bending range in advance size. But as with most advance schedules, authors must earn out on their advance before receiving royalties. Advances are paid out in thirds, which means that authors rarely have the initial means to launch their books properly or live off their publishing earnings, even with more generous advances. As one author puts it, publishing offers "savings account money, not checking account." However, for most authors, it provides neither.

This practice isn't good for the publisher either. Traditional publishing has long believed in acquiring large lists with exceedingly smaller advances, hedging their bets without being financially invested in the results, which leads to significant legal, marketing, advance, and editorial costs. Instead, Row House is a streamlined publisher, engaging our community of authors to market and support emerging talents and connecting with other influencers and personal development relationships to create marketing strategies that sell books.

The Row House community also includes legal, finance, design, and publishing professionals who have offered pro bono legal, editorial, financial, and publishing services because they recognize the critical need for a publisher of its type. The founders of Row House come from humble beginnings. So they believe in making prudent economic choices to build a sustainable financial model that puts authors first and provides for a long and prosperous future.

Project Timeline

Exploratory conversations: October—November 2020

Finalized business plan: November 2020

Production strategy (confirmation of costs): December 2020—January 2021

Form Faith Investors team (4 authors): January—March 2021

Initial funding: February 2021

Sign first 3 authors: April 2021

Marketing team development: April—May 2021

Complete author roster: May 2021

Row House press launch: July 2021

Begin production: August 2021

Assume Wheat Penny Press: September 2021

Publish first book to market: January 2022

Anticipated Investment

Investment	Dev Year (2021)	Year 1 (2022)	Total
Development Costs	$ 100,000		
Production Costs (Development + Year 1)	$ 75,000	$ 170,000	
Salary Costs (Year 1)		$ 153,000	
Legal/Admin Costs (Development + Year 1) *	$ 27,000	$ 55,000	
Sales/Marketing	$ 40,000	$ 40,000	
Advances (Year 1)	$ 120,000		
Advances (Year 2)		$ 120,000	
Investment Total	**$ 362,000**	**$ 538,000**	**$ 900,000**

Investors		
Primary Investors (Rebekah and Kristen – 35%) †		
Financial Investors (Noteholders 20%)		
Seeking initial $100-200K investment	$ 900,000	
Faith Investors (4 investors – 20%) ††		
Investors Total	**$ 900,000**	

* Attorney has agreed to pro bono help for development year

† Rebekah and Kristen deferring Year 1 salaries, less developmental fees

†† Faith investors providing platform and marketing support

Projected Financials

Authors	Year 1	Year 2	Year 3
Lead (50,000+)	2	4	5
Mid-list (15-50,000)	2	4	7
Emerging (0-15,000)	2	4	8

Sales and Profit Snapshot	Year 1	Year 2	Year 3
Total Copies Sold	170,000	593,500	1,215,000
Gross Profit (with est. subsidiary)	$ 683,540	$ 3,234,006	$ 6,366,140
Total Profit (after royalties/advances/taxes)	$ 445,653	$ 1,892,937	$ 3,687,636

Staff and Expenses Snapshot	Year 1 *	Year 2	Year 3 †
FTE	2	5	10
Expenses	$ 343,000	$ 865,000	$ 2,083,000
Net profit (Total profit less expenses)	$ 445,653	$ 1,027,937	$ 1,604,636

* First-year expenses funded by the initial investment

† Third year includes office space addition

Profit Schedule

Profit Share	Year 1	Year 2	Year 3
	$ 445,653	$ 1,027,937	$ 1,604,636
Rebekah Borucki (25% after Year 3)		$ 110,000	$ 241,623
Kristen McGuiness (10% after Year 3)		$ 55,365	$ 120,000
Financial Investors (20% after Year 3 split by investors) *	$ 200,000	$ 400,000	$ 520,927
Faith Investors (20% after Year 1 split by 4)		$ 205,587	$ 320,927
Reserve (25% after Year 1)	$ 245,653	$ 256,984	$ 401,159
Total Payout	$ 445,653	$ 1,027,937	$ 1,604,636

Year End Cash	Year 1	Year 2	Year 3
Reserve	$ 245,653	$ 256,984	$ 401,159
Total Cash	$ 245,653	$502,637	$903,796

* Year 3 includes the remainder of principal

The Authors



Lead — Juliet Diaz

The Altar Within, January 2022

Juliet Diaz is an Indigenous Taino Cubana from a long line of Healers and Brujas on both sides of her parents' lineages. Signs of her natural gifts like Cosmic Channeling, Seer, plant whispering, energy reading, and communication with spirits and other realms shined through at the age of three. However, she believes Magic lives within us all and feels passionate about inspiring others to step into their truth. Juliet has devoted her life to helping others weave light, medicine, and Magic into their lives, helping thousands of people come back to self. She's the creator of Sagrada Collective, an online virtual sanctuary with hundreds of members on a journey to heal and ignite their truth. She has an MS in Herbal Medicine and countless certifications in an array of healing modalities.

Juliet has been featured in Oprah Magazine, National Geographic, The Atlantic, Wired, Cosmopolitan, AJ+, and more. And she's the author of *Witchery: Embrace the Witch Within* (Hay House 2019), which boasts more than 5,200 five-star reviews on Amazon, the #1 New Release, *Plant Witchery* (Hay House 2020), and several popular oracle decks, including the *Seasons of the Witch* series (Rockpool Publishing) and the *Earthcraft Oracle* (Hay House 2021).

Juliet's Social Media: IG: @iamjulietdiaz 36K, @sacredcraft_creatrixes 86K, @thealterwithin 101K; TikTok followers: iamjulietdiaz 246K; YouTube subscribers: iamjulietdiaz 65K; Newsletter subscribers: 242K



Mid-List — Trudi Lebron

The Antiracist Business Book, March 2022

Trudi Lebron is a sought-after coach for entrepreneurs, nonprofits, and corporate institutions, helping them create social impact initiatives and train leaders to lead with a lens for equity, diversity, inclusion, and impact.

Trudi is also an international speaker and co-host of the five-star-rated podcast, "That's Not How That Works," a show about race, diversity, equity, and inclusion in the coaching industry, and her own podcast, "Business Remixed."
IG: @trudilebron



Lead — Myisha T Hill

Heal Your Way Forward, May 2022

Myisha T Hill is a mental health activist, speaker, and entrepreneur passionate about mental wellness and empowerment for women.

She teaches people how to look beyond throw-away or Cancel Culture to find ways that white women, in particular, can work to shift from passive allyship to becoming action-driven co-conspirators to BIWOC (Black, Indigenous Women of Color). Myisha works with organizations and community groups taking people on a self-reflective journey exploring their relationship with power, privilege, and racism. **IG: @ckyourprivilege**



Emerging — Brittany Carmona-Holt

Tarot for Pregnancy, July 2022

Brittany Carmona-Holt is a full spectrum doula, poet, Tarot reader, birth photographer, artist, and reproductive justice advocate.

She says her purpose is to help reignite the cellular wisdom in pregnant, birthing, and postpartum folks so that they may reconnect with their innate power.

Brittany lives in Grand Rapids, Michigan, with her partner, Alex, magical toddler, Kahlo Sol, and three cats. **IG: @brittanythebirthwitch**



Mid-List — Christopher Rivas

Brown Enough, September 2022

Christopher Rivas is an award-winning storyteller, Rothschild Social Impact Fellow, actor, essayist, and social commentator (New York Times, Zocalo, SwipeLife, Level), filmmaker, podcast host, and a PhD candidate in Expressive Arts for Global Health. His mission is to share stories that disrupt what is and create space for what could be.

He has spoken, consulted, and developed workshops for the WWE, United Nations High Commission for Refugees, Iconexión, Loqules, Hollywood Heart, The Children's Institute, Department of Mental health, LAUSD, LAMP on Skid Row, Safe Place For Youth, Second City, University of Miami, The Museum of Broken Relationships, The Skirball Cultural Center, Unplug

Meditation Studio, Soul Hum, UCLA, CalArts, Agape International Spiritual Center, The House of Intuition, Upworthy, and SoulPancake.

Christopher Rivas is currently playing the recurring role of "Oscar" on the television series, Call Me Kat, starring Mayim Bialik. **IG: @christopher_rivas**



Emerging — Tina Strawn

Are We Free Yet?, November 2022

Tina Strawn is an antiracism facilitator, racial and social justice advocate, and pleasure activist.

She is the founder of Legacy Trips, three-day antiracism and yoga trips that visit the National Memorial for Peace and Justice and the Legacy Museum in Montgomery, Alabama, where she guides participants to learn how to use the practice and philosophy of yoga as tools to dismantle racism. Tina also owns the highly regarded Speaking of Racism podcast, which highlights activists disrupting & dismantling racism. **IG: @speakingofracism**



ROW HOUSE CHALLENGES TRADITIONAL PUBLISHING BY AMPLIFYING VOICES THAT MATTER

Publishing House Launches with a Groundbreaking Pay Model that Disrupts Traditional Corporate Structure

NEW JERSEY—July 1, 2021—Current publishing models work to benefit the few without raising the voice of the many. As of 2018, 79% of all publishing professionals were white, as were 90% of all published authors. It's time for publishing to look as diverse as the communities to which it markets. Founded by a woman of color with a diverse council and author list, Row House is a disruptive publishing company offering a new model that moves diverse authors from the margins and into the spotlight, publishing non-fiction books at the intersection of wellness and social justice.

Row House is committed to creating not only equitable but reparative processes around who gets published and how – providing financial, editorial, and publishing support to all authors in unheard of capacities. At Row House, every author is offered the same terms: a $40,000 advance with a 40% royalty profit share. The 40/40 model levels the playing field for all authors while providing support across marketing, social media, and more.

The Row House CRED – Community, Responsibility, Equity, and Disruption – is the company's DNA, born out of co-founders Rebekah Borucki and Kristen McGuiness' realization that very few publishing houses had a mission to support diverse communities. Row House isn't just providing a social justice facelift to an old brand; they are the new way of doing business.

"It's not enough to put books with Black and Brown characters on your bookshelf," says President Borucki. "They need to be authentic stories, told by people with real lived experiences. Even as the number of diverse books increases substantially, the number of books written by people of color still has not kept pace."

"Row House is committed to helping our authors reach their highest and deepest potential," says Vice President McGuiness. "We believe that in championing the catalysts of justice, publishing is able to be a bigger part of history's long arch."

Row House is building a community of authors committed to supporting each other and growing the ranks of diverse authors, from personal development to adult trade to children's literature. The Row House universe is designed to amplify social justice into a space of wellness, entertainment, activism, and public discourse.

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Row House is a publishing house that offers a new model for publishing, which supports authors with diverse backgrounds and identities with a unique and disruptive approach; the 40/40 model. Row House intends to create a vibrant neighborhood at the intersection of wellness and social justice where books and ideas, conferences and conversations, multimedia and political movements all thrive within the Row House community.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ROW HOUSE, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], ROW HOUSE, Inc., a New Jersey corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000.

The "**Discount**" is 20%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a

number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **<u>Termination</u>**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND

NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New Jersey, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Trenton, New Jersey. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ROW HOUSE, Inc.

By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated _____ between ROW HOUSE, Inc., a New Jersey corporation (the "*Company*") and [investor name] ("*Stockholder")*. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and [INSERT INTERMEDIARY] (the "*Intermediary*") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under New Jersey Revised Statutes Title 14A to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory,
Date   Date